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09056513

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, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E Mineral Circle
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Temple (303)785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/17

OATH OR AFFIRMATION

I, Doug Temple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J. GROSS NOTARY PUBLIC STATE OF COLORADO

Signature

Chief Financial Officer
Title

Notary Public
Commission expires 6/5/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GĚNEOS WEALTH MANAGEMENT, INC.

REPORT PURSUANT TO RULE 17a-5(d)
AND CFTC REGULATION 1.10(g)

YEAR ENDED DECEMBER 31, 2008

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Gĕneos Wealth Management, Inc.

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2009

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	3,914,554
Cash surrender value of life insurance (Note 5)		1,700,585
Deferred tax asset (Note 4)		1,284,355
Deposits with clearing brokers		213,563
Receivables:		
Commissions		1,635,801
Clearing brokers		71,022
Officer		94,234
Loans receivable - employees (Note 3)		194,060
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $168,541		66,130
Income taxes receivable		191,751
Prepaid expenses		442,812
Other assets		21,852
	$	**9,830,719**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Deferred compensation liability (Note 5)	$	2,969,010
Commissions payable		1,492,015
Accrued salaries and benefits		300,556
Due to affiliated company (Note 3)		87,659
Accounts payable		213,647
Unearned revenue		298,367
Other accrued liabilities		3,353
Total liabilities		5,364,607
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		3,277,611
Retained earnings		1,188,500
Total shareholder's equity		4,466,112
Total liabilities and shareholder's equity	**$**	**9,830,719**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commissions	$ 60,231,094
Interest and other	2,425,919
Total revenue	62,657,013
EXPENSES:	
Commissions	54,279,509
Salaries, benefits and payroll taxes	4,136,477
General and administrative	1,519,904
Occupancy	420,369
Clearing	264,935
Professional	205,001
Travel and entertainment	174,591
Stock based compensation (Notes 1 and 6)	170,454
Regulatory	91,360
Depreciation and amortization	38,865
Total expenses	61,301,465
Income before income tax provison	1,355,548
Income tax provision (Note 4)	(872,901)
NET INCOME	**$ 482,647**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock - A		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCES, December 31, 2007	1,000	$ 1	$ 2,607,157	$ 705,853
Stock option compensation	-	-	170,454	-
Contributions	-	-	500,000	-
Net income	-	-	-	482,647
BALANCES, December 31, 2008	**1,000**	**$ 1**	**$ 3,277,611**	**$ 1,188,500**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 482,647
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	38,865
Stock option compensation	170,454
Decrease in deferred tax asset	33,882
Increase in depsoits with clearing brokers	(10,000)
Decrease in commissions receivable	640,751
Decrease in due from clearing broker	98,997
Decrease in officer advances	47,784
Decrease in due from related party	455,396
Increase in income taxes receivable	(191,751)
Increase in prepaid expenses	(442,812)
Decrease in other assets	14,338
Decrease in deferred compensation liability	(546,453)
Decrease in commissions payable	(785,592)
Decrease in accrued salaries and benefits	(521,733)
Decrease in due to parent	(30,197)
Increase in accounts payable	150,766
Decrease in income taxes payable	(47,031)
Increase in unearned revenue	298,367
Decrease in other accrued liabilities	(57,888)
Net cash used in operating activities	(201,210)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in the value of life insurance policies	265,303
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from parent	500,000
Increase in loan receivable, net	(41,788)
Net cash provided by financing activities	458,212
NET INCREASE IN CASH AND CASH EQUIVALENTS	522,305
CASH AND CASH EQUIVALENTS, at beginning of year	3,392,249
CASH AND CASH EQUIVALENTS, at end of year	**$ 3,914,554**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for taxes	**$ 975,938**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to the GWM Holdings, Inc. (the "Parent"). In return the parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in Geneos Holdings, Inc. owning 100% of the outstanding shares of Geneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Companys' agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48-3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidance listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements when adopted.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of FASB Statement No. 123R, *Accounting for Stock-Based Compensation*, and related Interpretations. During the year ended December 31, 2008, stock-based compensation cost of $170,454 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 1.93% and 3.33%; no dividend yield; volatility range between 3.18% and 4.98%; weighted-average fair value of the underlying stock of $1.25, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $2,196,280 and $232,113, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.59 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease with an affiliated entity for office space beginning June 22, 2007, and ending June 30, 2017. Future minimum lease payments at December 31, 2008, are as follows:

Year	Amount
2009	$ 297,713
2010	312,599
2011	328,229
2012	344,640
2013	361,872
Thereafter	1,197,843
	$ 2,842,896

Rent expense for the year ended December 31, 2008 was approximately $400,000.

The Company has a payable to an affiliated entity, in the amount of $87,659. The Company's lease expiring on June 30, 2017 is leased from another affiliated entity. For the year ended December 31, 2008, the Company paid $283,537 in base rent to this affiliated entity in lease payments.

During the year ended December 31, 2007 and 2008, the Company loaned two employees Company $180,000 and $100,000. These loans bear interest at 6% and are due on May 10, 2010 and April 15, 2010. As of December 31, 2008, the loan balances are $105,671 and $88,389. There is currently no interest receivable.

NOTE 4 - INCOME TAXES

As of December 31, 2008, the Company has approximately $2,065,000 in net operating income for income tax purposes and approximately $786,000 for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the deferred compensation liability as mentioned in Note 5.

NOTE 4 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2008, are as follows:

Deferred tax liabilities	**$**	**-**
Deferred tax assets:		
Deferred compensation plan	$	1,107,441
Other temporary differences in assets and liabilities		176,914
	$	**1,284,355**

NOTE 5 - DEFERRED COMPENSATION PLAN AND PROFIT-SHARING PLAN

On July 1, 2005, the Company established a non-qualified deferred compensation plan for certain registered representatives, directors, and employees. Participants are allowed to defer 1% - 100% of their annual compensation into the plan. Participants can select various investment options for their accounts; where their contributions are indexed to the investment options.

The deferred compensation liability for the participants' deferred compensation plus any investment income or losses on their accounts are recorded on the books of the Company. As of December 31, 2008, the Company has recorded a liability of $2,969,010 pursuant to the plan. Approximately 60% of the participant's deferrals are funded into a revocable trust to pay future obligations of the deferred compensation plan. In the trust, the Company has purchased life insurance policies on the lives of the participants in order to fund the plan obligations upon death of a participant. As of December 31, 2008, the Company had a cash surrender value on these life insurance policies of $1,700,585.

The Company adopted a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. For the year ended December 31, 2008, the company contributed $461,246 to the plan.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow FASB Statement No. 123R, Accounting for Stock-Based Compensation ("SFAS 123R"), and related interpretations in accounting for its employee stock options. Under SFAS 123R, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 1.93% and 3.33%; no dividend yield; volatility range between 3.18% and 4.98%; weighted average fair value of options ranging from $0.18 to $0.25; and a expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $170,454 for the year ended December 31, 2008.

NOTE 6 - STOCK OPTION PLAN (continued)

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2008:

		Price per share	
	Options	Exercise Range	Weighted-average
Outstanding, December 31, 2007	3,061,898	$0.10 - $1.25	$ 0.19
Granted	3,231,944	1.25	0.18
Exercised	-	-	-
Forfeited	(342,705)	0.81	0.25
Outstanding, December 31, 2008	5,951,137	$0.10 - 1.25	$ 0.20

The following table represents summarized information about options outstanding at December 31, 2008.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$0.10 - 1.25	5,951,137	8.53	$ 0.20	1,729,918	$ 0.28

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2008, the Company held cash of $597,121 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION

GĔNEOS WEALTH MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1
AND CFTC REGULATION 1.17
DECEMBER 31, 2008

CREDIT:		
Shareholder's equity	$	4,466,112
DEBITS:		
Nonallowable assets:		
Deferred tax asset		1,284,355
Deposits with clearing broker		10,000
Commissions receivable		74,467
Due from officer		94,234
Loans receivable - employees		194,060
Furniture, equipment, and software		66,130
Income tax receivable		191,751
Prepaid expenses		260,479
Other assets		21,852
Excess fidelity bond deductible		22,146
Total debits		2,219,474
Net capital before haircuts		2,246,638
Haircuts on money market positions, including undue concentration of $14,122		50,358
NET CAPITAL		2,196,280
Minimum requirements of 6-2/3% of aggregate indebtedness of $3,481,692, $50,000 for SEC requirements or $78,000 for CFTC requirements, whichever is greater		232,113
Excess net capital	**$**	**1,964,167**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	1,492,015
Accounts payable		213,647
Due to affiliated company		87,659
Accrued salaries and benefits		300,556
Deferred compensation liability		2,969,010
Unearned revenue, net of amortized prepaid amount		298,367
Other accrued liabilities		3,353
Less liabilites adequately secured by assets		(1,882,915)
	$	**3,481,692**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.59 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

See Independent Auditors' Report.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

The Board of Directors of
Geneos Wealth Management, Inc.

In planning and performing our audit of the financial statements and supplementary information of Geneos Wealth Management, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company that we consider relative to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the previous paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2009